UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






                                 FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended September 30, 2004

       Filed Pursuant to Rule 58 of the Public Utility Holding Company

                                 Act of 1935




                          ALLIANT ENERGY CORPORATION

                            4902 N. Biltmore Lane

                        Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                 FORM U-9C-3

                   For the Quarter Ended September 30, 2004




                                   CONTENTS

                                                                         Page

ITEM 1 - Organization Chart                                                3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions    5

ITEM 3 - Associate Transactions                                            6

ITEM 4 - Summary of Aggregate Investment                                   7

ITEM 5 - Other Investments                                                 8

ITEM 6 - Financial Statements and Exhibits                                 8

SIGNATURES                                                                 8

EXHIBIT A                                                                  9

ITEM 1 - ORGANIZATION CHART
(As of September 30, 2004)

------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
                      Name of Company                         Energy- or                               Percentage   Nature
               (Organization Chart Hierarchy)                   Gas-                                   of Voting      of
           (Inactive companies denoted with (*))               Related     Date of        State of     Securities  Business
          (Reporting companies denoted with (**))              Company   Organization   Organization     Held         (a)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
Alliant Energy Corporation                                        N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
  Alliant Energy TransCo LLC                                      N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    TRANSLink Development Company LLC (*) (**)                  Energy       6/7/02      Delaware        16%      (vii) - 4
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
  Distribution Vision 2010, LLC (**)                            Energy      10/2/01      Delaware        21%      (vii) - 3
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
  Wisconsin Power and Light Company                               N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    Dais Analytic Corporation (**)                              Energy      4/19/93      New York        1%       (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
  Alliant Energy Resources, Inc.                                  N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    ADI Thermal Power Corporation (**)                          Energy      8/11/97     Washington       4%       (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    Alliant Energy EPC, LLC (*) (**)                            Energy      5/24/04     Wisconsin       100%      (vii) - 5
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    CellTech Power, Inc. (**)                                   Energy       5/1/00      Delaware        <1%      (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    Nth Power Technologies Fund II, LP (**)                     Energy      2/25/00     California       8%       (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    STM Power, Inc. (**)                                        Energy      3/17/03      Delaware       < 1%      (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    AER Holding Company                                           N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      American Superconductor Corporation (**)                  Energy       4/9/87      Delaware       < 1%      (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Distributed Energy Systems Corp. (**)                     Energy      5/19/03      Delaware       < 1%      (ii)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
    Alliant Energy Integrated Services Company                    N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Industrial Energy Applications, Inc. (**)                 Energy      9/22/83        Iowa         100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        BFC Gas Company LLC (**)                                Energy      12/7/95        Iowa          60%      (vi)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      RMT, Inc. (**)                                            Energy      7/29/83     Wisconsin       100%      (vii) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        RMT North Carolina, Inc. (**)                           Energy       4/6/69   North Carolina    100%      (vii) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        RMT, Inc., Michigan (**)                                Energy      12/15/95     Michigan       100%      (vii) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        RMT International, Inc. (**)                            Energy      10/9/97     Wisconsin       100%      (vii) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Heartland Energy Group, Inc. (**)                         Energy       6/1/95     Wisconsin       100%      (v)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Industrial Energy Applications
          Delaware, Inc.                                          N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Oak Hill Pipeline LP (**)                           Energy       4/1/97       Texas          99%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Alliant South Texas Pipeline, LP(**)
              (Also owned by Alliant Energy
                Field Services, LLC)                            Energy      4/20/99       Texas          99%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Alliant Energy Desdemona, LP (**)
              (Also owned by Alliant Energy
              Field Services, LLC)                              Energy      2/14/00      Delaware        99%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Bastian Bay Pipeline, LP (**) (Also
              owned by Alliant Energy Field
              Services, LLC)                                    Energy      8/31/00       Texas          90%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Alliant Energy Field Services, LLC                      N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Alliant South Texas Pipeline, LP(**)
              (Also owned by Industrial Energy
              Applications Delaware, Inc.)                      Energy      4/20/99       Texas          99%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Alliant Energy Desdemona, LP (**)
              (Also owned by Industrial Energy
              Applications Delaware, Inc.)                      Energy      2/14/00      Delaware        99%      (ix) - 1

------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Bastian Bay Pipeline, LP (**) (Also
              owned by Industrial Energy
              Applications Delaware, Inc.)                      Energy      8/31/00       Texas          90%      (ix) - 1
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          NG Energy Trading, LLC (**)                           Energy      9/26/00      Oklahoma        50%      (v)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Alliant Energy Integrated Services -
          Energy Solutions LLC (**)                             Energy       1/1/01        Iowa         100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Schedin & Associates, Inc. (*) (**)                 Energy      6/22/82     Minnesota       100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            SVBK Consulting Group, Inc. (*) (**)                Energy       7/2/85      Florida        100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------


                                       3

        Alliant Energy Integrated Services -
          Energy Management LLC (**)                            Energy       1/1/01        Iowa         100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Energy Performance Services, Inc. (**)                  Energy      12/17/93   Pennsylvania     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Cogenex Corporation (**)                                Energy      9/26/83   Massachusetts     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          APS Cogenex LLC (**)                                  Energy      9/29/95      Delaware        50%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Energy Capital and Services I, LP (**)                Energy       5/4/90   Massachusetts     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Energy Capital and Services II, LP (**)               Energy      11/13/90  Massachusetts     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Cogenex West Corporation (**)                         Energy      9/26/83   Massachusetts     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Cogenex Canada, Inc. (**)                             Energy      10/11/94      Canada        100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          Northeast Energy Management, Inc. (**)                Energy       1/7/94   Massachusetts     100%      (i)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Alliant Energy Investments, Inc.                            N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Heartland Energy Services, Inc.                           N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          ReGENco LLC (**)                                      Energy      4/19/99     Wisconsin        30%      (vii) - 2
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Alliant Energy Synfuel LLC                                  N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Kaufman & Broad-Nexgen LLC                                N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
          West Virginia Synfuel LP                                N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
            Alpha Synfuel LLC                                     N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
              New River Synfuel LLC (**)                        Energy       3/9/98      Colorado        22%      (vi)
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
      Alliant Energy Transportation, Inc.                         N/A         N/A          N/A           N/A         N/A
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------
        Williams Bulk Transfer Inc. (**)                        Energy      4/27/99        Iowa         100%      (ix) - 2
------------------------------------------------------------- ---------- ------------ ---------------- ---------- ----------

N/A - Not applicable
(a) The following abbreviations were used:

------------  --------------------------------------------------------------------
Abbreviation  Nature of Business
------------  --------------------------------------------------------------------
(i)           Energy management services
(ii)          Development and commercialization of innovative electro technologies
(v)           Brokering and marketing of energy commodities - natural gas
(vi)          Production of alternative fuels
(vii) - 1     Environmental licensing, testing, and remediation services
(vii) - 2     Integrated turbine and generator services
(vii) - 3     Distribution system research and development
(vii) - 4     Transmission system maintenance and operations
(vii) - 5     Engineering and construction services
(ix) - 1      Fuel transportation facilities services
(ix) - 2      Fuel handling and storage facilities services
------------  --------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at September 30, 2004

----------------------------------------- ------------------------- --------------- ---------------------------------------------
                                                                      Principal
               Company                         Type of                Amount of                       Person to
               Issuing                         Security                Security                Whom Security was Issued
               Security                          Issued             (in thousands)                       (1)
----------------------------------------- ------------------------- --------------- ---------------------------------------------

ADI Thermal Power Corporation             Common stock                        $200  Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP              Partnership capital               $1,223  Industrial Energy Applications Delaware, Inc.
                                          Partnership capital                   $1  Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                Money pool borrowings            $12,906  Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                 Money pool borrowings             $5,341  Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP          Partnership capital               $3,902  Industrial Energy Applications Delaware, Inc.
                                          Partnership capital                   $6  Alliant Energy Field Services, LLC
American Superconductor Corporation       Common stock                        $963  AER Holding Company
BFC Gas Company LLC                       Capital                           $1,975  Industrial Energy Applications, Inc.
CellTech Power, Inc.                      Series A preferred stock            $252  Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)  Money pool borrowings            $86,515  Alliant Energy Resources, Inc.
Dais Analytic Corporation                 Common stock                         $90  Wisconsin Power and Light Company
Distribution Vision 2010, LLC             Capital                             $150  Alliant Energy Corporation
Energy Performance Services, Inc.         Money pool borrowings            $14,656  Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.              Common stock                      $5,011  Alliant Energy Integrated Services Company
                                          Money pool borrowings             $4,862  Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.      Common stock                     $21,060  Alliant Energy Integrated Services Company
                                          Money pool borrowings            $18,945  Alliant Energy Resources, Inc.
New River Synfuel LLC                     Capital                          $57,225  Alpha Synfuel LLC
Nth Power Technologies Fund II, LP        Partnership capital               $8,000  Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                      Partnership capital                 $849  Industrial Energy Applications Delaware, Inc.
Distributed Energy Systems Corp.          Common stock                        $552  AER Holding Company
ReGENco LLC                               Class A units                     $1,083  Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)            Common stock                     $11,822  Alliant Energy Integrated Services Company
STM Power, Inc.                           Series B preferred stock          $2,500  Alliant Energy Resources, Inc.
TRANSLink Development Company LLC         Capital                             $288  Alliant Energy TransCo LLC
                                          Loan                              $2,196  Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.               Common stock                          $1  Alliant Energy Transportation, Inc.
                                          Money pool borrowings             $4,490  Alliant Energy Resources, Inc.
----------------------------------------- ------------------------- --------------- ---------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2004

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):
---------- ----------- ------------------------------------------ -------------- ------------- --------------- ---------------
Reporting  Associate                                                Direct         Indirect                         Total
 Company    Company               Types of                           Costs          Costs         Cost of          Amount
Rendering  Receiving              Services                          Charged        Charged        Capital          Billed
 Services  Services               Rendered                       (in thousands) (in thousands) (in thousands)   (in thousands)
---------- ----------- ------------------------------------------ -------------- ------------- --------------- ---------------

RMT          WP&L        Environmental consulting                    $1,057               $-             $-          $1,057
RMT          IEA         Environmental consulting                        25                -              -              25
RMT          IP&L        Environmental consulting                       642                -              -             642
RMT          Resources   Environmental consulting                        15                -              -              15
RMT          AEG         Environmental consulting                        23                -              -              23
ReGENco      WP&L        Integrated turbine & generator services        250                -              -             250
ReGENco      AEG         Storage lease, handling & maintenance          128                -              -             128

------------ --------- ------------------------------------------ -------------- ------------- --------------- ---------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):
---------- --------- ------------------------- ------------- -------------- -------------- --------------
Associate Reporting                                Direct        Indirect                     Total
 Company   Company          Types of              Costs          Costs         Cost of        Amount
Rendering Receiving         Services             Charged        Charged        Capital        Billed
 Services  Services         Rendered           in thousands) (in thousands) (in thousands) (in thousands)
---------- --------- ------------------------- ------------- -------------- -------------- --------------
RMT        IEA       Environmental consulting       $25             $-             $-            $25
---------- --------- ------------------------- ------------- -------------- -------------- --------------

-------------  ------------------------------------           -------------  ----------------------------------
Abbreviation   Legal Name                                     Abbreviation   Legal Name
-------------  ------------------------------------           -------------  ----------------------------------
AEG            AEG Worldwide, Inc.                            Resources      Alliant Energy Resources, Inc.
IEA            Industrial Energy Applications, Inc.           RMT            RMT, Inc.
IP&L           Interstate Power and Light Company             WP&L           Wisconsin Power and Light Company
ReGENco        ReGENco LLC
-------------  ------------------------------------           -------------  ----------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:
--------------------------------------------------------------------------------  --------------------  --------
Total consolidated capitalization as of September 30, 2004 (a)                        $5,180,301        Line 1
--------------------------------------------------------------------------------  --------------------  --------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                       777,045        Line 2
--------------------------------------------------------------------------------  --------------------  --------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                777,045        Line 3
--------------------------------------------------------------------------------  --------------------  --------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i
     Energy-related business category ii                                                 119,419
     Energy-related business category iii                                                 14,557
     Energy-related business category iv                                                       -
     Energy-related business category v                                                        -
     Energy-related business category vi                                                   6,584
     Energy-related business category vii                                                 66,088
     Energy-related business category viii                                                 5,384
     Energy-related business category ix                                                  20,918 (b)
     Energy-related business category x                                                    9,623
                                                                                               -
          Total current aggregate investment                                      ______________
                                                                                         242,573        Line 4
--------------------------------------------------------------------------------  --------------------  --------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                    $534,472        Line 5
--------------------------------------------------------------------------------  --------------------  --------

Investments in gas-related companies:
------------------------------------------------------------------- ----------------------------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                  $-
     Gas-related business category ii                                                  -
                                                                     ____________________________________________
        Total current aggregate investment                                            $-
------------------------------------------------------------------- -----------------------------------------------

(a)  Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b)  Represents $20,918,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)
----------------------------------------- -------------- --------------- -------------------------------------------------
                                              Other           Other
           Major Line Of                   Investment       Investment
           Energy-Related                    In Last         In This                       Reason for Difference
              Business                    U-9C-3 Report   U-9C-3 Report                     In Other Investment
----------------------------------------- -------------- --------------- -------------------------------------------------

Energy-related business category i*
     Industrial Energy Applications, Inc.     $40,205        $40,005      In the third quarter of 2004, Industrial Energy
                                                                          Applications, Inc. repaid $200 of money pool
                                                                          borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.              $3,289         $3,289      No change.

Energy-related business category vi*
     BFC Gas Company LLC                       $1,975         $1,975      No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)       $11,822        $11,822      No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                        $849           $849      No change.

----------------------------------------- -------------- --------------- -------------------------------------------------
*  Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.   EXHIBITS:

1.   Exhibit A - Certificate of Alliant Energy Corporation

2.   Copies of contracts required by Item 3:
B - 1    Environmental consulting services contract between RMT, Inc. and Interstate Power and Light Company dated
         August 13, 2002.



                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the ____ day of November 2004.



ALLIANT ENERGY CORPORATION
--------------------------
Registrant
By: /s/ John E. Kratchmer         VicePresident-Controller and Chief Accounting Officer
    ---------------------
John E. Kratchmer                 (Principal Accounting Officer)

                                                                     Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                 CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant
By: /s/ John E. Kratchmer         Vice President-Controller and Chief Accounting Officer
    ---------------------
John E. Kratchmer                 (Principal Accounting Officer)